Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Set to Unveil Pivotal Corporate Milestone

Vancouver, BC – December 19, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, is preparing to make an announcement that is poised to redefine its trajectory.

On January 9, 2025, at 4:30 p.m. ET, Siyata will host an exclusive online press conference to reveal details about its most significant development in its history.

“Siyata is entering a transformative phase, and this development marks the culmination of months of strategic negotiations and execution. All shareholders are strongly encouraged to attend to appreciate the significant implications for 2025,” stated Marc Seelenfreund, CEO.

Siyata Mobile is rapidly establishing itself as a global leader in the multibillion-dollar Push-to-Talk over Cellular (PoC) industry. Recent achievements, including record-breaking quarterly revenue of $5.9 million—a 200% year-over-year surge—and a $2.5 million order for Q1 2025, underscore the Company’s impressive growth. A recent order in The Netherlands from a prominent national Dutch transportation company marked a significant milestone in Siyata’s international expansion, further highlighting the global appeal of its innovative solutions. With the launch of the SD7 Ultra Series 5G devices capturing worldwide attention, Siyata is solidifying its position as a driving force in mission-critical communications.

How to Join

The press conference will be streamed live, with details on viewing access to be released shortly. Media representatives are encouraged to RSVP or request additional information by contacting SYTA@haydenir.com.

About SD7 Ultra and the SD7 Ultra S by Siyata Mobile

SD7 Ultra-5G and SD7 Ultra S-5G are powerful and functional rugged Android PTT devices that feature superior sound quality for clear communication while offering the same ruggedness and water resistance as the original SD7. The two high-performance models offer all the benefits of 5G cellular connectivity. The SD7 Ultra S-5G also features a 4” LCD front touchscreen.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA", and its warrants under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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